

August 28, 2017

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Series Trust XI	811-01835	N-SAR/A	3/1/17	8/28/17	The Registrant amended the Form N-SAR for the period ended December 31, 2016 to correct, the missing auditors signature on the audit control report.